

August 25, 2010

Mr. Arne Haak
Chief Financial Officer
AirTran Holdings, Inc.
9955 AirTran Boulevard
Orlando, Florida 32827

> **Re:** **AirTran Holdings, Inc.**
> **Form 10-K for the Year Ended Dec. 31, 2009**
> **File No. 001-15991**

Dear Mr. Haak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Risk Factors, page 15

1. We note references to "risks set forth elsewhere" in the report and "additional risks not presently known to us or that we currently deem immaterial," as well as reference to the "Forward-Looking Statements" section. All material risks should be discussed in the section titled "Risk Factors." In addition, if risks are not deemed material then they should not be mentioned. Please confirm that in future filings you will remove this language.

Liquidity and Capital Resources
2009 Operating, Investing and Financing Activities, page 44

2. We note the reference on page 46 to your sale of frequent flier credits to a co-branded credit card issuer in August 2008 for $20 million. Although we note your disclosures on pages 52 and 70 regarding your frequent flyer program, please tell us more about the arrangement and your method of valuing and accounting for the sale of credits. Explain

how you determined the fair value of the miles sold, and the method used to determine the air transportation component and any marketing component.

Year 2010 Cash Requirements and Potential Sources of Liquidity, page 47

3. On page 74, you state that your agreement with Boeing requires you to make pre-delivery deposits for new aircraft, which have typically been funded with debt from banks or other financial institutions. However, since you currently have no such financing in place for future deliveries, please expand your disclosure to discuss the consequences if (for whatever reason) you are unable to arrange the necessary financing.

Note 15 – Quarterly Financial Data, page 99

4. On an ongoing basis, please describe the effects of any unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of year-end or other adjustments which are material to the results of the quarter. Your attention is invited to Item 302 (a) (3) of Regulation S-K.

Definitive Proxy Statement filed April 2, 2010

Approval of Related Party Transactions, page 8

5. Please confirm that in future filings you will provide the disclosure required by Item 404(b) of Regulation S-K including the types of transactions that are covered by such policies and procedures and the standards to be applied pursuant to such policies and procedures.

Executive Compensation, page 23

6. It appears that the 2009 short-term incentives described on pages 27 through 30 are non-equity incentive plans as defined in Item 402(a)(6)(iii) of Regulation S-K. Please confirm that in future filings you will provide Threshold, Target, and Maximum Estimated Future Payouts under Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards Table and that you will disclose the dollar value of earnings pursuant to awards under non-equity incentive plans under "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at (202) 551-3859 or me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief